Exhibit 99.1

Lixiang Education Provides Update on New Regulations in China

LISHUI, China, September 30, 2021 /PRNewswire/ — Lixiang Education Holding Co., Ltd. (NASDAQ: LXEH) (the “Company”), a prestigious private primary and secondary education service provider in China, today announced that on September 1, 2021, the revised Implementation Rules of the Promotion of Private Education Law (the “Implementation Rules”) promulgated by the State Council on May 14, 2021, came into effect.

The Implementation Rules contain stricter provisions than the Draft Revision of the Regulations on the Implementation of the Law for Promoting Private Education of the PRC (the Draft for Comments) issued by the Ministry of Education of the PRC in April 2018 and the Draft Revision of the Regulations on the Implementation of the Law for Promoting Private Education of the PRC (the Draft for Examination and Approval) issued by the Ministry of Justice of the PRC on August 10, 2018. The Implementation Rules address the operation and management of private schools, especially non-profit private primary and middle schools, including: (i) Article 13 Item 4 of the Implementation Rules provides that, “neither any social organizations nor any individuals shall, by merger and acquisition, franchising, variable interest entity arrangement or other methods, gain control over any private schools offering compulsory education or any not-for-profit private schools offering pre-school education”; and (ii) Article 45 Item 1 of the Implementation Rules provides that, “a private school offering compulsory education shall not conduct any transactions with any interested related parties. Other private schools conducting transactions with any interested related parties shall follow the principles of being just, fair and open, and they should price reasonably and standardize the decision-making process. Interests of the state, schools, teachers and students shall not be impaired.”

As disclosed in the Company’s prospectus dated September 30, 2020, the Company entered into a series of contractual arrangements through its wholly-owned PRC subsidiary, Zhejiang Mengxiang Consultancy Services Co., Ltd. (“Liandu WFOE”) for its operation in the PRC, pursuant to which Liandu WFOE receives the economic benefits from Lishui Mengxiang Education Development Company Limited and Liandu Foreign Language School, the PRC variable interest entities of which the Company has power to control the management, and financial and operating policies and has the right to recognize and receive substantially all the economic benefits and in which the Company has an exclusive option to purchase all or part of the equity interests and all or a portion of the assets at the minimum price possible to the extent permitted by PRC law (collectively, the “VIEs”). The Company understands that the Implementation Rules may have retrospective effect, such that the aforesaid contractual arrangements may be deemed to violate the Implementation Rules and any related rules and regulations, which may lead to certain adverse outcome, including, among others, the loss of the Company’s rights to direct the activities of the VIEs and to receive economic benefits from them and therefore the inability to consolidate the financial results of the VIEs into the Company’s consolidated financial statements in accordance with U.S. GAAP. Nevertheless, the local governments and their education authorities will generally issue detailed rules, guidelines or opinions on the interpretation, application and implementation of the upper-level laws after they come into effect, and the local government and education authorities in Zhejiang Province have not yet issued such rules, guidelines or opinions on the interpretation, application and implementation of the Implementation Rules as of the date hereof. The Company is closely monitoring the developments of the Implementation Rules and is carefully evaluating the possible impact of the Implementation Rules on its business development and financial performance. The Company is also proactively seeking guidance from and cooperating with government authorities in connection with its efforts to comply with the Implementation Rules and any related rules and regulations.

About Lixiang Education Holding Co., Ltd.

Founded in Lishui City, China, Lixiang Education Holding Co., Ltd. is one of the top 10 private primary and secondary education institutions in Zhejiang Province. The Company’s education philosophy is to guide the healthy development of students and to establish a solid foundation for their lifelong advancement and happiness. For more information, please visit: www.lixiangeh.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Siyi Ye

Tel: +86-578-2267142

Email: irlxeh@lsmxjy.com

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